SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: January 2004

ADECCO SA

(Exact name of Registrant as specified in its charter)

Commission # 0-25004

Sägereistrasse 10

CH-8152 Glattbrugg

Switzerland

+41 1 878 88 85

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F]  Form
20-F  ☒    Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]  Yes  ☐    No  ☒

This Report on Form 6-K contains:

—	Adecco SA: Board statement on delay of FY 2003 audited results (16 January 2004)

Press release: for immediate release

Adecco Board statement

Chéserex, Switzerland, January 16, 2004 — The Board of Directors of Adecco SA convened an extraordinary meeting on January 15 to discuss the Company’s current situation and the expected delay, announced January 12, in the scheduled announcement of audited results for the year ended December 28, 2003.

Concerns relating to this delay have led to considerable insecurity among investors and the general public. The Board of Directors regrets this particularly as, after considering the information available to it, it firmly believes that while certain material weaknesses in the Adecco’s internal controls and practices, have been brought to light, the Board remains strongly confident about the Company and its future.

Chairman of the Board, John Bowmer, declared: “At the end of 2003, the group’s cash and cash equivalents and short term investments were some CHF1.4 billion (€900 million, Adecco’s reporting currency), one basis for the Board’s confidence in the solidity of the company. Moreover, the Board believes firmly in the continuing long-term success of Adecco and is taking energetic measures to cooperate with its auditors, regulators and other stakeholders to resolve the current uncertainties.”

Material weaknesses, related to Adecco Staffing North America, include IT system security; reconciliation of payroll bank accounts; application of accounts receivable; and several issues affecting revenue recognition including lack of systematic documentation of agreed rates and hours; billing errors not timely identified and corrected; and lack of segregation of duties in the branches increasing the likelihood of undetected errors. Of the foregoing, some have already been corrected, and the balance are being actively addressed. The Audit and Finance Committee of the Board initiated certain measures to help to identify any further weaknesses and permanently to resolve them. The chief focus of these measures is to investigate accounting, control and compliance issues in the US and in certain other countries, as well as to investigate accusations made by ‘whistleblowers’ in the US. Outside of the US, these other countries together accounted for less than 10% of the group’s reported 2002 net service revenues.

In addition, the Audit and Finance Committee of the Board has mandated the New York law firm Paul Weiss, Rifkind, Wharton & Garrison LLP as independent experts to conduct an investigation into the foregoing and related matters.

Following the Company’s statement of January 12, the US Securities and Exchange Commission and the US Attorney’s Office for the Southern District of New York opened investigations into this matter. Adecco has assured both authorities of its strong cooperation.

In a further development, the Board acknowledges the resignation of the Group CFO Felix Weber and thanks him for his years of service to Adecco. Felix will be available to help the Chairman of the Board until the General Assembly of 2004. The current Group Financial Controller, Andres Cano, will take over the function of CFO on an interim basis. The Board has already begun work on a permanent appointment to this position.

The Board also acknowledges the resignation of Julio Arrieta from his position as CEO of Adecco Staffing North America and thanks him for his years of service to Adecco. Philippe Marcel, Board member and Chairman of Adecco France, the Group’s largest national operation, has agreed to serve as the Board’s special delegate in the US.

John Bowmer, Chairman of the Board, will lead the Company’s efforts with regard to the pending enquiries and has agreed to serve as Executive Chairman with immediate effect. Jérôme Caille, Group CEO, will concentrate fully on managing day-to-day business and on further enhancing Adecco’s leading position worldwide.

Working together, the Board and management will do everything possible to resolve the outstanding issues quickly and comprehensively.

Jérôme Caille, Group CEO said:

“Adecco continues actively to focus on providing jobs to over half a million associates on a daily basis, reflecting continuing recognition by more than 100,000 clients in all 68 of the Group’s territories, of the excellence of the service delivered from our 5,800 branches.”

Enquiries

Adecco media centre:	+41 1 878 8888

Cubitt Consulting.	+ 44 20 7367 5100

Forward-Looking Statements

Information in this release may involve guidance, expectations, beliefs, plans, intentions or strategies regarding the future. These forward-looking statements involve risks and uncertainties. All forward-looking statements included in this release are based upon information available to Adecco S.A. as of the date of the release, and we assume no obligation to update any such forward-looking statements. Factors that could affect the Company’s forward-looking statements include, among other things: the time necessary to complete and the results of the investigation; and the effect of the results of the investigation on the completion of the audit.

The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations. Numerous factors could cause or contribute to such differences. Please refer to the Company’s Annual Report on Form 20-F for the year ended December 31, 2002, and in our other reports filed from time to time with the Securities and Exchange Commission for a further discussion of the factors and risks associated with our business.

About Adecco

Adecco S.A. is a Forbes 500 company and the global leader in HR Solutions. The Adecco Group network connects 650,000 associates with business clients each day through its network of 28,000 employees and more than 5,800 offices in 68 territories around the world. Registered in Switzerland, and managed by a multinational team with expertise in markets spanning the globe, the Adecco Group delivers an unparalleled range of flexible staffing and career resources to corporate clients and qualified associates.

The Adecco Group comprises four Divisions, Adecco Staffing, Ajilon Professional, LHH Career Services and Jobpilot e-HR Services. In Adecco Staffing, the Adecco staffing network focuses on flexible staffing solutions for global industries in transition, including automotive, banking, electronics, logistics and telecommunications; Ajilon Professional offers an unrivalled range of specialized branded businesses; LHHCareer Services encompasses our portfolio of outplacement and coaching; Jobpilot e-HR focuses on online recruiting activities for the Adecco Group.

Adecco S.A. is registered in Switzerland and is listed on the Swiss Exchange (ADEN / trading on Virt-x: 1213860), NYSE (ADO), Euronext Premier Marché (12819).

Additional information is available at the Company’s website at www.adecco.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADECCO SA (Registrant)

Dated: 16 January 2004	By:	/s/ Andres Cano
Andres Cano
Chief Financial Officer a.i.

Dated: 16 January 2004	By:	/s/ Hans R. Brütsch
Hans R. Brütsch
Corporate Secretary